Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cape Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-146178) on Form S-1 and (No. 333-168264 and 333-168265) on Forms S-8 of Cape Bancorp, Inc. and subsidiaries (the Company) of our reports dated March 14, 2012, with respect to the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 14, 2012